UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*



                          SSA GLOBAL TECHNOLOGIES, INC.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    78465P108
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                                 (CUSIP Number)
                                                     with a copy to:
     Stephen Feinberg                                Robert G. Minion, Esq.
     299 Park Avenue                                 Lowenstein Sandler PC
     22nd Floor                                      65 Livingston Avenue
     New York, New York  10171                       Roseland, New Jersey  07068
     (212) 891-2100                                  (973) 597-2424
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 14, 2006
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.      78465P108
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  1)   Names of Reporting Persons.  I.R.S. Identification Nos. of  above persons
       (entities only):

                                Stephen Feinberg
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  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)                    Not
             (b)                 Applicable
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  3)   SEC Use Only

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  4)   Source of Funds (See Instructions):  WC, OO
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  5)   Check if  Disclosure of  Legal Proceedings Is  Required Pursuant to Items
       2(d) or 2(e):         Not Applicable
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  6)   Citizenship or Place of Organization:    United States
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        Number of                     7) Sole Voting Power:         43,154,833*
                                         ---------------------------------------
        Shares Beneficially           8) Shared Voting Power:                 *
                                         ---------------------------------------
        Owned by
        Each Reporting                9) Sole Dispositive Power:    43,154,833*
                                         ---------------------------------------
        Person With                  10) Shared Dispositive Power:            *
                                         ---------------------------------------
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  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                        43,154,833*
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  12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  (See
       Instructions):      Not Applicable
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  13)  Percent of Class Represented by Amount in Row (11):     61.8%*
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  14)  Type of Reporting Person (See Instructions):       IA, IN
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*   As of May 14, 2006,  SSA Investor, LLC, SSA Warrant  Holdings, LLC,  Ableco,
L.L.C., Cerberus Partners, L.P., Cerberus Institutional Partners, L.P. and Madeleine L.L.C. (collectively, the "Cerberus Entities") held in the aggregate 43,154,833 shares of the common stock, par value $0.01 per share (the "Shares") of SSA Global Technologies, Inc., a Delaware corporation. Stephen Feinberg, through one or more intermediate entities, possesses sole power to vote and direct the disposition of all Shares held by the Cerberus Entities. Thus, as of May 14, 2006, for the purposes of Reg. Section 240.13d-3, Mr. Feinberg is deemed to beneficially own 43,154,833 Shares, or 61.8% of the Shares deemed issued and outstanding as of that date.

Except as specifically set forth in this Schedule 13D Amendment No. 2, neither the filing of this Schedule 13D Amendment No. 2 nor any of its contents shall be deemed to constitute an admission by Mr. Feinberg or any other person that he is the beneficial owner of any Shares other than the Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 4.   Purpose of Transaction.
          -----------------------

          Item 4 is hereby amended by adding the following after the last paragraph thereof:

          Pursuant to an Agreement and Plan of Merger, dated as of May 14, 2006 (the "Merger Agreement"), by and among the Company, Magellan Holdings, Inc., a Georgia corporation (the "Parent"), and Globetrot Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Parent ("Merger Sub"), Merger Sub will merge with and into the Company, with the Company continuing as the surviving entity and as a wholly-owned subsidiary of the Parent (the "Merger"), as more particularly set forth and described in the Merger Agreement incorporated by reference as Exhibit 3 hereto.

          Pursuant to the Merger Agreement, among other things, (i) the Merger Sub will merge with and into the Company, (ii) the Company shall continue in existence, as the surviving corporation in the Merger (the "Surviving Corporation"), (iii) the Company's separate corporate existence shall continue unaffected by the Merger, (iv) each Share will be converted into the right to receive $19.50 in cash, (v) the directors and officers of the Surviving Corporation shall be the existing directors and officers, respectively, of the Merger Sub immediately prior to the Effective Time (as defined in the Merger Agreement), (vi) the Amended and Restated Certificate of Incorporation, as amended, of the Company as in effect immediately prior to the Effective Time shall be amended in its entirety as provided for in the Merger Agreement, and as so amended shall be the Certificate of Incorporation of the Surviving Corporation until further amended and (vii) the by-laws of the Merger Sub, as in effect immediately prior to the Effective Time, shall be the by-laws of the Surviving Corporation until thereafter amended.

          The Voting Agreement, made and entered into as of May 14, 2006, by and among Parent, Merger Sub and the Cerberus Entities (the "Voting Agreement," which is described in Item 6 of this Schedule 13D Amendment No. 2), was a condition precedent to the willingness of Parent and Merger Sub to enter into the Merger Agreement, and was entered into by the parties thereto in order to increase the likelihood that the approval of the Company's stockholders required in order to consummate the Merger (as defined in the Merger Agreement) will be obtained, as more particularly set forth and described in the Voting Agreement incorporated by reference as Exhibit 4 hereto.

          The transactions set forth in the Merger Agreement and the Voting Agreement constitute a plan for the disposition of the Shares held by the Cerberus Entities. This Schedule 13D Amendment No. 2 is being filed as a result of the execution, on May 14, 2006, of the Voting Agreement by the Cerberus Entities.

          Except as specifically set forth in this Schedule 13D Amendment No. 2, neither the filing of this Schedule 13D Amendment No. 2 nor any of its contents shall be deemed to constitute an admission by Mr. Feinberg or any other person that he is the beneficial owner of any Shares other than the Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          Item 6 is hereby amended by adding the following after the last paragraph thereof:

          Pursuant to the Voting Agreement, the Cerberus Entities agreed, among other things, to vote, prior to the earlier of the effective time of the Merger and the termination of the Merger Agreement in accordance with its terms (the earlier of such dates, the "Expiration Date") all of the Shares held by them (A) in favor of adoption of the Merger Agreement and the transactions contemplated thereby (the "Proposed Transaction"), and (B) against: (i) approval of any proposal made in opposition to or in competition with consummation of the Merger; (ii) any offer or proposal from any person or group of persons relating to a tender offer or exchange offer, merger, reorganization, share exchange, consolidation or other business combination involving the Company or any offer or proposal to acquire in any manner 20% or more of the Shares, or the assets, securities or other ownership interests of the Company or any of its subsidiaries representing 20% or more of the consolidated assets, revenues or earnings of the Company and its subsidiaries, other than the Proposed
Transaction; (iii) any extraordinary corporate transaction (other than the Merger), such as a merger, consolidation, business combination, tender or exchange offer, reorganization, recapitalization, sale or transfer of a material amount of the assets or securities of the Company or any of its subsidiaries (other than in connection with the Merger); (iv) any amendment of the Company's Certificate of Incorporation or by-laws; and (v) any dissolution, liquidation or winding up of the Company.

          The Cerberus Entities agreed that in the event of a failure by a Cerberus Entity to act in accordance with its voting obligations under the Voting Agreement, each such entity revokes any and all other proxies held by it in respect of its Shares, and that during the period commencing on the date of the Voting Agreement and ending on the Expiration Date, such Cerberus Entity irrevocably appoints Parent, Merger Sub or any individual designated by either of them as agent, attorney-in-fact and proxy of such Cerberus Entity, with full power to vote (or cause to be voted) the Shares held by such Cerberus Entity.

          Prior to the Expiration Date, each Cerberus Entity agreed not to, and not to permit any entity under such Cerberus Entity's control to: (i) solicit proxies or become a "participant" in a "solicitation" (as such terms are defined in Rule 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) with respect to an "opposing proposal" (as defined in the Voting Agreement); (ii) initiate a stockholders' vote with respect to an "opposing proposal"; or (iii) become a member of a "group" (as such term is used in
Section 13(d) of the Exchange Act) with respect to any voting securities of the Company with respect to an "opposing proposal"; provided, however, that notwithstanding anything to the contrary contained in the Voting Agreement, at any time prior to the Expiration Date, each Cerberus Entity and its respective Representatives (as such term is defined in the Voting Agreement) may participate in any discussions or negotiations with any person regarding an "opposing proposal" to the extent that (x) such Cerberus Entity's participation is requested by the Company, and (y) such discussions or negotiations, if conducted by the Company, would then be permitted under the terms of the Merger Agreement.

          Prior to the Expiration Date, each Cerberus Entity agreed not to: (i) transfer, assign, sell, gift-over, pledge or otherwise dispose of, or consent to any of the foregoing, any or all of the Shares held by it or any right or interest therein (a "Transfer"); (ii) enter into any contract, option or other agreement, arrangement or understanding with respect to any Transfer; (iii) grant any proxy, power-of-attorney or other authorization or consent with respect to any of the Shares held by it (other than the proxy contemplated in Section 3 of the Voting Agreement); or (iv) deposit any of the Shares held by it into a voting trust, or enter into a voting agreement or arrangement with respect to any of the Shares held by it; provided, however, that notwithstanding the foregoing, from the date of the Voting Agreement until the Expiration Date, each Cerberus Entity may Transfer the Shares held by it, or any interest or right therein, to any affiliate of such Cerberus Entity, provided that, in connection with any such Transfer, such affiliate (A) executes a counterpart to the Voting Agreement and grants a proxy to Parent in form substantially identical to that set forth in Section 3 of the Voting Agreement, and (B) agrees in writing to hold such Shares, or such interest or right therein, subject to the terms and conditions of the Voting Agreement.

          The  descriptions of the transactions and agreements set forth in this
Schedule 13D Amendment No. 2 are qualified in their entirety by reference to the complete agreements governing such matters, each of which are incorporated by reference as exhibits pursuant to Item 7 hereof.

          Except as otherwise described herein, to the knowledge of Mr. Feinberg there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Mr. Feinberg and/or the Cerberus Entities and between such persons and any person with respect to any securities of the Company.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Item 7 is hereby amended by adding the following after the second item thereof:

            3. Agreement and Plan of Merger, dated as of May 14, 2006, by and among Parent, Merger Sub and the Company, incorporated herein by reference to
Exhibit 2.1 to the Company's Current Report on Form 8-K dated May 15, 2006, as filed by the Company with the Securities and Exchange Commission on May 15, 2006.

            4. Voting Agreement, dated as of May 14, 2006, by and among Parent, Merger Sub and the Cerberus Entities, incorporated herein by reference to
Exhibit 10.1 to the Company's Current Report on Form 8-K dated May 15, 2006, as filed by the Company with the Securities and Exchange Commission on May 15, 2006.

                                    Signature
                                    ---------

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            May 18, 2006


                                            /s/ Stephen Feinberg
                                            ------------------------------------
                                            Stephen Feinberg, in his capacity as
                                            the  investment manager for  each of
                                            the Cerberus Entities.


      Attention: Intentional misstatements or omissions of fact constitute
               Federal criminal violations (See 18 U.S.C. 1001).